Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 5, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jay Ingram Legal Branch Chief

Re:	Global Brass and Copper Holdings, Inc. Amendment No. 4 to the Registration Statement on Form S-1 Filed November 13, 2012 File No. 333-177594

Dear Mr. Ingram:

On behalf of Global Brass and Copper Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 4 to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2012.

Amendment No. 5 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated November 21, 2012 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 5. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the marked version of Amendment No. 5 and to the prospectus included therein.

Mr. Jay Ingram

Global Brass and Copper Holdings, Inc.

April 5, 2013

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please note the updating requirements of Rule 3-12 of Regulation S-X, as applicable.

The Company has updated Amendment No. 5 pursuant to the requirements of Rule 3-12 of Regulation S-X, as applicable. Please see pages F-2 through F-40.

Management’s Discussion and Analysis of Financial Condition and Results, page 57

Liquidity and Capital Resources, page 91

General

2.	We note your response to comment two from our letter dated October 10, 2012. Please tell us whether the restricted net assets of your consolidated and unconsolidated subsidiaries and your equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of your consolidated net assets as of the end of the most recently completed fiscal year. If so, please disclose in the notes to your financial statements the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year in accordance with rule 4-08(e)(3)(ii) of Regulation S-X.

The Company reported a consolidated stockholder’s deficit, or net liabilities, of $51,351,000 as of December 31, 2012. Therefore, the Company was considered to have a net asset base of zero for the purpose of computing its proportionate share of the restricted net assets of consolidated subsidiaries. As a result, the 25 percent threshold was exceeded, and the Company was subject to the disclosure requirements of Rule 4-08(e)(3)(ii) of Regulation S-X.

In note 10, “Financing”, on pages F-21– F-24 of Amendment No. 5, the Company disclosed that all of the net assets of its consolidated subsidiaries were restricted except for $16,432,000, which represented permitted dividend distributions under the indenture that governs the Company’s Senior Secured Notes. In note 7, “Investment in Joint Venture”, on pages F-19 – F-20 of Amendment No. 5, the Company disclosed that its share of the undistributed earnings of its 50%-owned joint venture was $62,000 at December 31, 2012, which was included in the retained earnings of the Company’s wholly-owned principal operating subsidiary.

Mr. Jay Ingram

Global Brass and Copper Holdings, Inc.

April 5, 2013

The Company also included on pages F-38 – F-42 of Amendment No. 5 the financial statement schedule containing condensed parent company financial data, as required by Rule 5-04 and prescribed by Rule 12-04 of Regulation S-X.

*    *     *

If you have any questions regarding Amendment No. 5 or the responses contained in this letter, please do not hesitate to call the undersigned at (212) 373-3052.

Sincerely,

/s/ Lawrence G. Wee

Lawrence G. Wee

cc:	Scott Hamilton
Global Brass and Copper Holdings, Inc.

LizabethAnn R. Eisen
Andrew J. Pitts
Cravath, Swaine & Moore LLP